10 October, 2007

CADBURY SCHWEPPES CONFIRMS INTENTION TO DEMERGE AMERICAS BEVERAGES AND REPORTS STRONG THIRD QUARTER
IN CONFECTIONERY

Cadbury Schweppes is today releasing its first Interim Management Statement, covering trading for third quarter 2007, in conjunction with an update on key strategic issues, including the separation of Americas Beverages and cost reduction initiatives.

HIGHLIGHTS
— — — — — —	Separation of Americas Beverages to focus on demerger
Board and management changes
Early progress on confectionery cost reduction programme
Americas Beverages restructuring to deliver £35 million cost reduction
Very strong third quarter confectionery revenue growth (+10%)
Share gains drive solid third quarter in Americas Beverages

Sir John Sunderland, Chairman said, “With an acceptable sale unlikely in the foreseeable future, the Board believes it is prudent now to focus on demerging our Americas Beverages business.”

Todd Stitzer, Chief Executive Officer said, “Our third quarter confectionery performance has been particularly strong and we have made good early progress on actions to deliver margin improvement.”

STRATEGIC UPDATE

Americas Beverages Separation
On 27 July, we extended the timetable for the sale of our Americas Beverages business to allow bidders to complete their proposals against a more stable debt financing market. Since that time, debt market conditions have remained difficult. While the Board continues to be committed to the principle of maximising shareowner value, it does not believe current market conditions will facilitate an acceptable sale process in the foreseeable future. Accordingly, our focus is now on demerging our Americas Beverages business.

Americas Beverages generates over 80% of its revenues and profits in the US and its key peer group companies are also managed and listed there. Accordingly, the Board has determined that it is in the best interest of shareowners to list the business on the New York Stock Exchange through an issue of shares to existing shareowners. The process will require a number of approvals and rulings and it is estimated that a demerger will not be completed before the second quarter of 2008. An initial Form 10 Registration Statement is expected to be filed with the Securities and Exchange Commission (SEC) shortly.

It is the intention of the Board to create two strong, well managed businesses focused on profitable growth with efficient balance sheets. This will enable shareholders to receive the benefit of any immediate cash surplus at the time of separation while ensuring the businesses are appropriately financed for their successful development and value creation in the longer term.

Board Composition and Management
It has been the Chairman, Sir John Sunderland’s intention to retire after the AGM in Spring 2008, having completed forty years of service. Sir John has committed to stay until the demerger process has completed. In the intervening period, he will oversee the demerger process and the creation of new Boards for the two new companies.

Rosemary Thorne has recently stepped down from Cadbury Schweppes’ Board and David Thompson will retire in March 2008. The remaining non-executive directors will initially form the basis of the two new Boards, although further non-executive independent directors will be added to both Boards to ensure they are equipped with the appropriate skills and experience.

The executive team of Cadbury plc will continue to be led by Todd Stitzer as CEO with Ken Hanna as CFO. The Americas Beverages business will be led by Larry Young, currently CEO of the bottling operation and formerly President and COO of Pepsi-Cola General Bottlers with John Stewart continuing as CFO. After 25 years of service, Gil Cassagne has decided to resign for personal reasons to pursue other interests. We are grateful for his significant contribution and wish him well in his future endeavours.

Confectionery: Early Progress on Cost Reduction Programme
On 19 June, our management team presented its strategy for the period 2008 to 2011. The goals of this strategy are: revenue growth of 4% — 6% pa; total confectionery share increases over time; mid teens margins by 2011; strong dividend growth; an efficient balance sheet; and growth in ROIC.

In pursuit of our mid-teens margin goal, we announced a major group-wide cost reduction programme to significantly reduce our central and regional SG&A (sales, general and administration) and supply chain costs. This will result in a 15% reduction in our global headcount and manufacturing footprint by 2011. As indicated in June, SG&A reductions will begin to deliver benefits from early 2008 while supply chain configuration benefits will reduce manufacturing costs from 2009 onwards.

Since June, we have taken the following initiatives which will lead to a reduction of 2,500 roles, around a third of our planned confectionery headcount reduction, and deliver a significant proportion of our expected central SG&A and supply chain savings:

Central SG&A

•	Completed employee consultation on the move of Group headquarters to a new shared office with our Britain and Ireland confectionery business in the second quarter of 2008;

•	Announced the proposed downsizing of central functions by approximately 15% by end 2007;

•	On track to complete the outsourcing of data centres by end 2007, which, together with a further reorganisation of our senior IT management, will lead to a 15% reduction in our IT headcount;

•	Signed an agreement with an HR service provider which will lead to significant cost savings from 2009 onwards.

Regional SG&A

•	Announced a senior management reorganisation of our Britain and Ireland business which with a broader reorganisation is expected to result in a 15% reduction in G&A headcount;

•	Announced the centralisation of commercial and supply chain management for our Europe region in Switzerland by mid 2008;

•	Commenced a reduction of 270 employees in Americas Confectionery by the end of 2007, representing 16% of G&A headcount in the region.

Supply Chain

•	Initiated the proposed closure of our Somerdale chocolate plant in the UK and transfer of production to Bournville and Poland by 2010 with 500 UK employees leaving the business;

•	Consulting with our Bournville plant on manufacturing optimisation and the transfer of certain production to Poland which together would result in a reduction of 200 positions in the UK between 2008 and 2010;

•	Finalising a reduction of 450 employees (30% of workforce) at our chocolate manufacturing site at Coolock in Ireland announced earlier this year;

•	Commenced a programme to reduce supply chain indirect headcount by over 300 in the Americas;

•	Announced a proposed reconfiguration of our candy manufacturing footprint in Australia and New Zealand. Under this proposal, our Avondale, New Zealand and possibly Notting Hill, Australia plants will be closed and production transferred to Scoresby, Australia with the loss of 200 roles over the next two years.

Americas Beverages: Restructuring
Since 2003, we have made significant changes to our Americas Beverages business. Between 2003 and 2005, we integrated our three previously separately managed businesses – Dr Pepper/Seven Up, Mott’s and Snapple — into a single organisation. In 2006 and 2007, we took control of a number of our third party bottlers, most notably Dr Pepper/Seven Up Bottling Group, to create a fully integrated beverage business to manufacture, market, sell and distribute our brands. Significant progress has been made integrating these businesses.

Ahead of a demerger, we are today announcing a further simplification of our Americas Beverages organisation which will result in a reduction of 470 employees. This restructuring programme will cost around £35 million with the majority of the £35 million annual cost savings expected to be delivered in 2008. In addition to creating a stronger and more efficient organisation, the programme is expected to largely offset the anticipated impact of the loss of the Glaceau brand distribution and further rises in the cost of key commodities.

Reporting Changes
In view of the demerger timescale, we will now report Americas Beverages’ results as part of continuing operations for the year ending 31 December 2007. This is a change in the approach adopted in the 2007 interim results where Americas Beverages was classified as a ‘disposal group held for sale’ in accordance with IFRS 5. A summary re-presentation of our interim results for the 6 months to 30 June can be found in note 4 on page 8. Further details of the interim results on a re-presented basis and other technical guidance will be provided on our website www.cadburyschweppes.com.

THIRD QUARTER TRADING UPDATE
All comments on revenue growth are on a like-for-like basis at constant exchange rates.

Confectionery: Strong Third Quarter Trading
Our confectionery business had a particularly strong third quarter, with revenues up 10% bringing year-to-date revenue growth to 7%. This strong revenue growth resulted from another excellent performance in gum and improved results from chocolate, driven by increased marketing and promotional investment. Our chocolate performance was boosted by a particularly good quarter in Britain, where the business benefited from a strong recovery from the 2006 product recall and a cooler summer. Britain also benefited from the continued success of gum.

In Britain, Ireland, the Middle East and Africa (BIMA), revenues grew by 12%, driven both by our emerging market operations in Africa and by Britain where we were lapping weak 2006 third quarter comparatives. The UK confectionery market as a whole grew by 13% in the quarter reflecting the combination of a strong recovery in the chocolate category along with continued double-digit growth in gum. Our chocolate share was 100 bps ahead in the quarter, benefiting from a significant increase in marketing investment. In gum, we continued to hold our share at over 10%. In candy, while our Sheffield factory is back in full production following the flood in June, and we are beginning to restock the trade, we expect our share to be impacted for the remainder of the year. In Africa, our business in South Africa had an excellent quarter with strong growth in all three confectionery categories and in Nigeria our business is starting to recover.

In Europe, revenues were 10% ahead with excellent growth in gum across the region, but particularly in Northern Europe, Iberia and Russia. In France, the gum market grew strongly on the back of innovation and our share recovered by over 200bps. In Spain, we continued to push share ahead, increasing our gum leadership to over 400bps at 45.7%. In Russia, growth benefited from the national roll-out of centre-filled gum in August. Chocolate also had a strong quarter due to weak 2006 comparatives and the relaunch of Picnic in Russia.

In the Americas, revenues were ahead by 14% in the third quarter with continued strong results in the US and Latin America. In the US, gum market growth accelerated in the quarter, boosted by the combination of innovation and the successful implementation of price increases. Our share of the gum market continued to grow, up by over 300bps in the quarter versus prior year and Stride’s share increased further to 5.4%. In Latin America, the success of centre-filled gum in Mexico boosted performance with our gum share ahead by 50bps to over 78%.

Asia Pacific revenues were 2% ahead in the quarter. In Australia and New Zealand, revenues were flat during the quarter as the business lapped strong 2006 comparatives against the background of continued challenges in the Australian retail market. In emerging markets, India had another excellent quarter with the launch of our Bubbaloo bubblegum brand in July. Results from Thailand, where performance has suffered from economic and political uncertainty, improved with increased innovation and media investment.

Americas Beverages: Share Gains In Challenging US Market
Americas Beverages revenues were ahead 3% on a like-for-like basis reflecting a difficult quarter for the US beverage market. We continued to outperform the US carbonates market with share gains from Sunkist, A&W and Canada Dry, offset in part by declines in Dr Pepper and 7UP as we cycled successful 2006 innovation. In non-carbonates, performance of the core 4 brands was boosted by Snapple which benefited from the successful launch of super premium teas and juices and growth in Clamato and Mott’s. The launch of our new sports drink Accelerade was significantly behind expectations. Our bottling business had a strong quarter with revenues boosted by price increases and growth in franchise brands.

Update on Financial Position
In the third quarter, we completed the acquisitions of Intergum in Turkey, Sansei in Japan and South Eastern Atlantic Beverage Corp. in the US, for a total consideration of £300 million bringing our total spend on acquisitions for the year to £370 million.

On 19 June, we estimated that restructuring costs relating to our confectionery cost reduction programme would be around £450 million. As a result of the confectionery initiatives announced to date, we expect to charge around £150 million of this in respect of exceptional restructuring in 2007. In addition to this, the Board have approved a further £35 million in respect of the Americas Beverages restructuring programme all of which will be charged in 2007.

Around 50% of our borrowings are at fixed rates, down from 75% at the end of 2006. This primarily reflects the deferral of funding plans until after separation, but is also due to the impact of recent acquisitions. The volatility experienced in the credit markets in the third quarter has increased the costs of our short-term borrowings by around 50 bps and is expected to result in higher interest costs for the second half.

Over 80% of our revenues and profits are generated outside the United Kingdom. In 2007, movements in exchange rates, primarily the US Dollar, Canadian Dollar and Mexican Peso are expected to reduce our reported earnings by 6% — 7%.

SUMMARY

The Board considers that the greater operational focus provided by the separation of confectionery and Americas Beverages coupled with the execution of the Vision into Action plan announced on 19 June, provide a strong platform for maximising value creation from our two strong businesses. While continued good revenue growth remains a priority, the primary focus of the management team over the next 12 months will be the delivery of improved margin performance in both businesses, completion of the separation and the integration of recent acquisitions.

Commodity prices continue to rise around the world and as a result we have seen further increases in our confectionery and beverages input costs. Most significant has been the escalation in liquid milk prices in the last three months. We expect these increases to have a modest additional impact on our confectionery costs in 2007. In 2008, commodity input costs are expected to be around 5% - 6% higher for both confectionery and beverages. We are in the process of implementing price increases in most of our markets to offset these increases.

In Americas Beverages, while we have good revenue momentum, margins are being impacted by the acquisition of bottlers, higher input prices and the Accelerade launch costs.

In confectionery, where we earn around 40% of our profits in the fourth quarter trading period, given the strength of our revenue performance and our pricing initiatives, we enter the quarter with increased confidence.

We will provide an update on trading, margins and the outlook for the year at our customary pre-close update on 11 December.

TELECONFERENCE CALLS

A teleconference for analysts and investors will take place at 9am (BST) today, 10am (central Europe).

Conference telephone number:	+44 (0) 207 806 1953 (UK)
+1 718 354 1387 (US)
Confirmation Passcode	2724306#
Replay Details	+44 207 806 1970 (UK)
+1 718 354 1112 (US)
Replay Pass code	2724306#

A further teleconference call for analysts and investors will take place at 3pm (BST) today, 4pm (central Europe), 10am (EST).

Conference telephone number:	+44 (0)207 138 0818 (UK)
+1 718 354 1171 (US)
Confirmation Passcode	8010431#
Replay Details	0207 806 1970 (UK)
+1 718 354 1112 (US)
Replay Pass code	8010431#

NEXT EVENTS

Currently scheduled Group announcements/events are listed below:

11 December, 2007	Preliminary Trading Update
19 February, 2008	Preliminary Results Announcement

ENDS

Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton
The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Tom Siveyer

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.

Notes:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury
On 19 June, 2007, we announced a new strategy for our ongoing confectionery business post the separation of Americas Beverages. Our goal is to leverage our scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins;

•	Continuing to invest in capabilities to support our growth and efficiency agendas.

Our Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:

•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital

Commercial Strategy: Focus on Top Markets, Brands and Customers
To help drive further revenue growth, under a new category management structure, we are focusing our resources on a fewer number of markets, brands and customers:

•	Our 12 focus markets include the UK, US, Australia, Mexico, Brazil, India, Russia and Turkey. Together, these markets represent around 70% of our total revenues and are forecast to account for over 60% of expected category growth over the next five years.

•	Our 13 focus brands, include our biggest brands such as Cadbury Dairy Milk, Trident, Halls, Dentyne and Flake and our newer fast growing brands, Green & Black’s and The Natural Confectionery Company. Together, our 13 focus brands account for over 50% of our confectionery revenues and have above average revenue growth and operating returns.

•	Our 10 focus customers comprise 7 top retailers (including WalMart, Tesco, Carrefour and Lidl) and 3 trade channels (impulse in developed markets; traditional trade in emerging markets; and international travel retail). Together, these customers account for over 50% of our revenues.

3. Interim Management Statements

This trading update has been prepared on the basis of the UK Listing Authority’s new Disclosure and Transparency Rules (DTR), arising from the EU Transparency Directive, covering the requirements for an Interim Management Statement (IMS).  While early adoption of these rules is not permitted this trading update seeks to comply with these requirements as if it were an IMS.  The first formal IMS prepared under the DTR will be published in the second quarter of 2008.

4. Re-Presentation of Group Interim Income Statement (unaudited)

Re-presented First Half 2007 Summary Income Statement
	Interim as	Re-presentation of
	Published -	Americas	Re-presented
£millions	Confectionery	Beverages	Interim
Revenue	2,326	1,423	3,749
Underlying profit from operations	168	257	425
Associates	5	—	5
Underlying net finance cost	(63)	(3)	(66)

Underlying profit before tax	110	254	364
Restructuring	(30)	(6)	(36)
Separation costs	(4)	(14)	(18)
Amortisation and impairment	(15)	(12)	(27)
Non-trading items	(2)	—	(2)
IAS 39 adjustment	10	—	10

Reported profit before tax	69	222	291
Taxation	(35)	(74)	(109)
Discontinued operations	148	(148)	—
Reported earnings	182	—	182

Re-Presented First Half 2007 Revenues and Underlying Profit from Operations

				Business
			Acq/	Improvement
£ millions	2006	Base Business	Disposals	Costs[1]	Exchange	2007
Revenues
BIMA	715	14	11	—	(23)	717
Europe	383	25	(7)	—	(10)	391
Americas	641	74	(4)	—	(60)	651
Asia Pacific	553	27	—	—	(17)	563
Central	4	—	—	—	—	4

Total Confectionery	2,296	140	—	—	(110)	2,326
Americas Beverages	1,120	49	365	—	(111)	1,423
Underlying Profit from Ops
BIMA	94	(25)	—	(3)	(4)	62
Europe	34	4	—	(3)	(1)	34
Americas	92	36	—	(1)	(12)	115
Asia Pacific	52	4	—	(9)	(1)	46
Central Costs	(80)	(13)	—	4	—	(89)

Total Confectionery	192	6	—	(12)	(18)	168
Americas Beverages	278	-[2]	8	(3)	(26)	257

[1] Costs in respect of ongoing restructuring which for the confectionery business is expected to be in the region of 0.5% of revenue
[2] Base business underlying profit in Americas Beverages was a £6m profit offset by an equivalent amount of start up launch costs for Accelerade. There was no revenue from Accelerade in the first half